Exhibit 99.1

NEWS RELEASE
March 4th, 2013
Trading Symbols:
TSX: AMM, NYSE MKT: AAU
www.almadenminerals.com

ALMADEN SELLS SIX PORTFOLIO PROJECTS TO TARSIS RESOURCES

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to announce that it has signed a non-binding Letter of Intent (“LOI”) with Tarsis Resources Ltd. (“Tarsis”; TSXV: TCC) to sell Tarsis a 100% interest, subject to a 2% net smelter returns (“NSR”) royalty payable to Almaden, in four gold/silver properties located in Nayarit and Jalisco States, western Mexico and two gold properties in eastern Nevada, USA. A formal agreement is being prepared. This transaction is consistent with Almaden's goal of creating assets through prospecting and maximizing shareholder exposure to discovery with minimum risk. The sale also allows management to focus time and resources on advancing the Company's Ixtaca gold-silver discovery and its El Cobre copper-gold project.

J.D. Poliquin, Chairman of Almaden stated, “We are happy to continue our working relationship with Tarsis. We consider the projects we are selling to have excellent potential that Tarsis can unlock with its proven ability to advance early stage projects as well generate new properties. This deal allows Almaden to maintain its focus in eastern Mexico and specifically at its Ixtaca gold-silver discovery and El Cobre copper-gold porphyry project. At the same time Almaden unlocks value from its large property portfolio as Tarsis carries these six projects forward.”

The Acquisition
Under the terms of the LOI, Tarsis will acquire a 100% interest in the Yago, Gallo de Oro, Mezquites and San Pedro projects, Mexico and the BP and BJS projects, Nevada. Upon regulatory approval, Tarsis will pay Almaden four million common shares of Tarsis and grant Almaden an undivided 2% NSR royalty on any production from the projects. In addition, areas of influence will be outlined in Nevada and Mexico, where Almaden where has developed proprietary exploration concepts. Tarsis will grant Almaden a 2% NSR royalty on any property acquired by Tarsis within either of the two areas of interest. In addition Tarsis will issue 200,000 shares to Almaden for each new property acquired within the area of influence at the time of acquisition. Tarsis will issue a further 800,000 shares to Almaden upon the first time disclosure of a mineral resource on each and any of the new properties. Each of the properties located in Mexico feature epithermal style gold-silver alteration and mineralization, and is prospective for both gold and silver deposits. The Nevada properties are prospective for gold and feature Carlin-style pathfinder elements and geological settings believed to be supportive of this model. The technical information contained in this press release was reviewed by Morgan J. Poliquin, Ph.D., P.Eng., the President and CEO of Almaden and a Qualified Person as defined by NI 43-101.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $31 MM as of January 15th, 2013) mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone of the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at its 2010 Ixtaca discovery. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.